Exhibit 4.2

VIAWEST, INC.

EMPLOYEE SHARE PURCHASE PLAN

(Adopted effective January 1, 2017)

1.	PURPOSE

The purpose of this Employee Share Purchase Plan is to provide Employees with the opportunity to purchase Shares through accumulated payroll deductions and Employer Contributions. ViaWest believes the Plan will aid in attracting and retaining Employees. All dividends paid on Shares held in the Plan will (after deduction of any applicable taxes) be reinvested in the purchase of Shares.

2.	DEFINITIONS

2.1 In this Plan, unless the context otherwise requires:

(a)

“Administrative Agent” means Solium Capital Inc. or such other person or company as may from time to time be appointed or designated by ViaWest to administer the Plan and with whom ViaWest enters into a services agreement with respect thereto;

(b)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(c)	“Contribution Period” means each calendar month;

(d)

“Eligible Earnings” means the monthly basic earnings (including commissions, vacation and sick pay, holiday pay, and non-discretionary bonuses) received by an Employee from an Employer (excluding, without limitation, overtime, all benefits realized from stock options, restricted share units, performance share units, stock appreciation rights and other equity awards and any discretionary bonuses);

(e)

“Employee” means an employee of any Employer who (i) is not covered by a collective bargaining agreement; (ii) is a permanent full-time employee or permanent part-time employee; and (iii) participates in the regular employee benefit plans of any Employer (which fact shall be determined exclusively by the Vice President, Human Resources of ViaWest), but does not include a probationary employee, a temporary, seasonal or casual employee, or a director/officer of any Employer (unless that director/officer is also employed as a permanent full-time employee or a permanent part-time employee of any Employer who is not covered by a collective bargaining agreement);

(f)	“Employer” means ViaWest and each Subsidiary that has been designated by the ViaWest Board to participate in the Plan;

(g)	“Employer Contributions” means cash contributions made by an Employer on behalf of a Participant pursuant to Section 6 of the Plan;

(h)	“Participant” means an Employee who has enrolled in the Plan, and remains eligible to participate in the Plan, in accordance with the provisions of the Plan;

(i)	“Personal Account” means the account maintained for record keeping purposes by the Administrative Agent in the name of a Participant for Employer Contributions and Personal Contributions;

(j)	“Personal Contributions” means the cash contributions made by a Participant pursuant to Subsection 5.1 of the Plan;

(k)	“Plan” means the plan set out in this document, as amended from time to time;

(l)	“purchase” (and similar terms) shall be deemed to include the acquisition of Shares through participation in Shaw’s dividend reinvestment plan;

(m)	“Shares” means Class B Non-Voting Participating Shares in the capital of Shaw;

(n)	“Shaw” means Shaw Communications Inc., a corporation continued under the laws of Alberta;

(o)	“Subsidiary”means a direct or indirect subsidiary of ViaWest;

(p)	“ViaWest” means ViaWest, Inc., a corporation subject to the laws of the State of Colorado; and

(q)	“ViaWest Board” means the board of directors of ViaWest.

2.2 Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing a male person include a female person and a corporation and other bodies corporate.

2.3 Captions and headings used in the Plan are included for convenience of reference only and shall not be used in interpreting the provisions of the Plan.

2.4 All monetary amounts referred to in the Plan shall be construed as being expressed, and shall, where applicable, be paid, in the lawful currency of the U.S.

2.5 ViaWest intends that the Plan not qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

3.	ELIGIBILITY

3.1 Any individual who is both an Employee and is authorized to, and is working within, the U.S. shall be eligible to enroll and become a Participant in the Plan.

3.2 Notwithstanding any other provision of this Plan, but subject to applicable laws, ViaWest in its absolute discretion shall have the right to refuse any Employee the right of participation or continued participation in the Plan.

4.	ENROLLMENT IN THE PLAN

4.1 To enroll in the Plan, an Employee who is eligible to become a Participant in accordance with the provisions of Section 3 must complete the enrollment procedures prescribed by ViaWest authorizing the Employer to deduct from the Employee’s Eligible Earnings the amount designated by the Employee in accordance with Subsection 5.1 (unless and until such authorization is changed or terminated in accordance with the Plan) to be applied toward the purchase of Shares pursuant to this Plan, and agreeing to the terms and conditions of the Plan.

4.2 Subject to the provisions of Section 14, all funds and Shares held by the Administrative Agent pursuant to the Plan are held on behalf of and for the account of the respective individual Participants. Subject to the provisions of Section 14, a Participant is the beneficial owner of all Shares purchased on his or her behalf.

5.	PARTICIPANT CONTRIBUTIONS

5.1 A Participant who has elected to make Personal Contributions and has not suspended contributions may make Personal Contributions to the Plan in an amount equal to or between the following minimum and maximum amounts:

(i)	a minimum of $15.00 per semi-monthly pay period; and

(ii)	a maximum of 5% of the Participant’s Eligible Earnings.

The Employer will deduct from the Participant’s Eligible Earnings and remit to the Administrative Agent the amount of that Participant’s Personal Contributions as soon as practicable after the last day of each Contribution Period. Until remitted to the Administrative Agent, all payroll deductions for Personal Contributions shall be held on behalf of a Participant by the Employer. No interest shall be payable on such funds to any Participant.

5.2 A Participant may reduce/increase the amount of, or voluntarily suspend, his or her Personal Contributions from time to time except during the applicable blackout periods established by Shaw in its disclosure policy or its insider trading policy or as required by applicable law, and except during any applicable special blackout period prescribed by Shaw in accordance with its disclosure policy or its insider trading policy or as required by applicable law.

5.3 Any reduction/increase or voluntary suspension of Personal Contributions pursuant to Subsection 5.2 will take effect as soon as reasonably possible following the date such notice is provided to the Administrative Agent, in the manner prescribed by ViaWest for this purpose.

5.4 Personal Contributions not made during a period of suspension of Personal Contributions may not be accumulated or carried forward for later payment. During a period of suspension of Personal Contributions, a Participant will continue to be a Participant in the Plan, if enrolled, for all purposes other than the making of Personal Contributions until that Participant’s participation ceases pursuant to Section 11.

5.5 No Personal Contributions may be made by a Participant in any period during which the Participant is in receipt of long-term disability benefits from any plan or program sponsored or maintained by ViaWest or any other Employer or is on a leave of absence from employment with ViaWest or any other Employer.

6.	EMPLOYER CONTRIBUTIONS

6.1 Subject to the provisions of this Section 6, the Employer will for each Contribution Month make Employer Contributions to the Plan for the benefit of each Participant equal to:

(a)

one quarter of the Participant’s Personal Contributions made in the Contribution Period (i.e. $1.00 for every $4.00 contributed by the Participant) if on the first day of such Contribution Period the Participant has been an Employee of an Employer for less than ten years (including for this calculation any probationary period of employment); and

(b)

one third of the Participant’s Personal Contributions made in the Contribution Period (i.e. $1.00 for every $3.00 contributed by the Participant) if on the first day of such Contribution Period the Participant has been an Employee of an Employer for ten years or more (including for this calculation any probationary period of employment).

6.2 Subject to the provisions of this Section 6, Employer Contributions determined in accordance with Subsection 6.1 will be made as soon as practicable after the last day of each applicable Contribution Period.

6.3 Notwithstanding the foregoing, until a Participant has made 12 consecutive months of Personal Contributions, the Employer shall not be obligated to make any Employer Contributions. However, once a Participant has made 12 consecutive months of Personal Contributions, and provided that the Participant remains an Employee during that 12-consecutive-month period, the Employer shall make a lump sum Employer Contribution to the Plan equal in amount to the Employer Contributions it would have had to make for such 12 consecutive month period were it not for this Subsection 6.3.

(a)

Should the Participant cease making contributions (i.e. suspend Personal Contributions) prior to receipt of the lump sum Employer Contribution and at a later date resume making Personal Contributions, the 12-consecutive-month waiting period will start over and the Participant will be required to remain an Employee for that new 12-consecutive-month period in order to receive the Employer Contribution to his or her Personal Account.

(b)

Should the Participant cease making contributions (i.e. suspend Personal Contributions) after receiving the lump sum Employer Contribution and then resume making contributions, the waiting period will not start over.

7.	PERSONAL ACCOUNTS

7.1 The Administrative Agent shall establish a Personal Account for each Participant and shall record in each Personal Account the amount of all Personal Contributions made by the Participant and all Employer Contributions made for the benefit of the Participant, the number of Shares purchased for that Personal Account with Personal Contributions, the number of Shares purchased for that Personal Account with Employer Contributions, the amount of funds or number of Shares acquired in any other manner for that Personal Account and the amount of any expenses allocated to such Personal Account.

8.	INVESTMENT OF FUNDS

8.1 On or as soon as practicable after the last day of each Contribution Period, the Employer will deposit with the Administrative Agent the amount of all Personal Contributions and all Employer Contributions, if any, for that period, and will advise the Administrative Agent of the Personal Contributions received from each Participant by payroll deduction and the amount of Employer Contributions made for the benefit of each Participant.

8.2 Upon receipt of the funds and the information outlined in Subsection 8.1, the Administrative Agent will record in each Participant’s Personal Account the amount of that Participant’s Personal Contributions and the amount of any Employer Contributions made for the benefit of that Participant.

8.3 Subject to Subsection 8.6, the Administrative Agent shall use all funds received by it from Personal Contributions and Employer Contributions, as well as all cash dividends paid on the Shares held of record by the Administrative Agent for and on behalf of the Participant during that Contribution Period, to purchase Shares through normal market purchases on a U.S. stock exchange on which the Shares are traded and/or through participating in Shaw’s dividend reinvestment plan. For greater certainty, and notwithstanding any other provision of the Plan, the Administrative Agent shall not use any portion of the funds to acquire Shares from any person that does not deal at arm’s length with Shaw.

8.4 Subject to Subsection 8.6, the Administrative Agent shall purchase on or as soon as practicable after each Contribution Period such number of whole Shares as can be purchased with all Personal Contributions from Participants, all Employer Contributions from the Employer and cash dividends received for the preceding Contribution Period under the Plan. Each Participant shall thereupon acquire ownership of the Shares purchased by the Administrative Agent with such Participant’s Personal Contributions and Employer Contributions made on behalf of such Participant during the preceding Contribution Period in proportion to such contributions, and each Participant shall thereupon acquire ownership of the Shares purchased by the Administrative Agent with the cash dividends received in respect of the Participant’s Shares.

8.5 Subject to Subsection 8.6, the Administrative Agent shall allocate the Shares purchased on each purchase date on behalf of the Participants, on a full or fractional share basis, as appropriate, to the Personal Account of each Participant in proportion to the Personal Contributions and Employer Contributions made on behalf of the Participant and the cash dividends received in respect of the Participant’s Shares.

8.6 If, for any reason, the Administrative Agent is unable to purchase a sufficient number of Shares on a purchase date to utilize all Personal Contributions, Employer Contributions and cash dividends received during the preceding Contribution Period, the Administrative Agent shall purchase Shares as they become available and shall allocate the Shares so purchased to each of the Participants’ Personal Accounts once the purchase is complete. Until such time as such funds are used to purchase additional Shares, they shall be placed on deposit in non-interest-bearing accounts with a bank, trust company or other financial institution approved by ViaWest.

8.7 All warrants, options, rights or any other securities (other than Shares), or any dividends of property (other than cash or additional Shares), received by the Administrative Agent in respect of any Shares held pursuant to the Plan shall be sold by the Administrative Agent on behalf of the Participants. The proceeds from the sale of any such securities or property and any cash dividends, investment income earned and other cash distributions received by the Administrative Agent in respect of Shares held pursuant to the Plan shall be used to purchase additional Shares which shall be allocated to each of the respective Participants’ Personal Accounts as to Personal Contributions or Employer Contributions, as the case may be, in proportion to the number of Shares in those Personal Accounts prior to the payment of the dividend or the issue of the warrants, options, rights or other securities. Any Shares distributed by Shaw pursuant to a stock dividend to which a Participant is entitled by virtue of any Shares held for the Participant under the Plan will be retained by the Administrative Agent, and the Administrative Agent will credit such stock dividends to the Personal Account of the Participant during the next Contribution Period.

8.8 Brokerage commissions, transfer taxes and other charges or expenses related to the purchase of Shares will be the responsibility of ViaWest.

9.	REGISTRATION AND VOTING

9.1 Shares purchased or otherwise acquired by the Administrative Agent under the Plan shall be registered in the name of the financial intermediary approved by the Administrative Agent; provided that the respective Participants will be the beneficial owner of such Shares.

9.2 Whole Shares allocated to a Participant’s Personal Account will be voted in accordance with the directions, if any, of the Participant.

10.	WITHDRAWALS WHILE A PARTICIPANT

10.1 A Participant may make withdrawals of Shares from his or her Personal Account only as set out in this Section 10. In connection with any withdrawal or deemed withdrawal of Shares under this Section 10, the Administrative Agent may first sell such number of Shares in a Participant’s Personal Account as it may deem necessary, in its sole discretion, to cover any applicable fees (for clarity, excluding fees referred to in Subsection 8.8) in connection therewith and may apply the proceeds thereof to pay such fees.

10.2 Subject to Subsection 10.1, except during the applicable blackout periods established by Shaw in its disclosure policy or its insider trading policy and except during any applicable special blackout period prescribed by Shaw in accordance with its disclosure policy or its insider trading policy, a Participant may, at any time by sending a notice to ViaWest and the Administrative Agent in a manner prescribed by ViaWest, elect that:

(a)

(i) all or a portion of the whole Shares in the Participant’s Personal Account be electronically transferred to another entity (i.e. the Participant’s broker), in which case the Administrative Agent shall make the necessary arrangements to do so as soon as practicable following receipt of any such notice, or (ii) share certificate(s) or electronic evidence thereof (including, in each case, DRS) for all or a portion of the whole Shares in the Participant’s Personal Account be issued in his or her name or as directed, in which case the Administrative Agent shall make the necessary arrangements for the issuance and delivery of the appropriate certificate(s) or electronic evidence representing the Shares as soon as practicable following receipt of any such notice; and, in each case, the Participant will be responsible for paying all applicable fees in connection therewith (by deduction from the Participant’s Personal Account prior to the electronic transfer or issuance of the share certificate(s) or electronic evidence); or

(b)

all or a portion of the whole Shares in that Participant’s Personal Account be sold and the proceeds distributed to him or her or as directed, in which case the Administrative Agent shall sell such Shares as requested and forward the proceeds (net of any brokerage commissions, sales administration fees and withholding taxes) to such Participant or as otherwise directed as soon as practicable following receipt of any such notice.

10.3 In all instances contemplated by this Section 10 (other than when the Shares in the Participant’s Personal Account do not have a fair market value in excess of the applicable brokerage commissions and sales administration fees), the Participant may receive the cash equivalent of any fractional Share credited to his or her Personal Account.

11.	TERMINATION OF PARTICIPATION

11.1 A Participant’s participation in the Plan will terminate if:

(a)

the Participant ceases to be an Employee for any reason; provided that in any period during which the Participant is in receipt of long-term disability benefits from any plan or program sponsored or maintained by ViaWest or any other Employer or is on a leave of absence from employment with ViaWest or any other Employer, such Participant shall be deemed to remain in the employ of ViaWest or any other Employer for all purposes of the Plan (other than the ability to make Personal Contributions); or

(b)	the Participant breaches Subsection 12.2.

11.2 A Participant whose participation in the Plan has terminated as provided in Subsection 11.1 or his or her executors or administrators, as the case may be, may make the election provided for in Subsection 10.2 in respect of the Shares in the Participant’s Personal Account by completing a notice in the form prescribed by ViaWest and filing it with the Administrative Agent within 90 days (or 1 year in the case of the death of the Participant) after termination of the Participant’s participation in the Plan.

11.3 If no notice is filed pursuant to Subsection 11.2 within 90 days (or 1 year in the case of the death of the Participant) after the termination of a Participant’s participation in the Plan, the Participant or his or her executors or administrators, as the case may be, shall be deemed to have made the election in Subsection 10.2(a), in which case the Administrative Agent shall deliver to such Participant, or to his or her executors or administrators, as the case may be, as soon as practicable following the expiration of such 90 day or 1 year period, at the election of the Administrative Agent, share certificate(s) or electronic evidence thereof (including, in each case, DRS) representing the Shares (less any Shares sold pursuant to Subsection 10.1) in the Participant’s Personal Account. Notwithstanding the foregoing, if the Shares in the Participant’s Personal Account do not have a fair market value in excess of the applicable brokerage commissions and sales administration fees, ViaWest shall determine the best method to remove the same from the Participant’s Personal Account, acting in its sole discretion, and the Participant or his or her estate, as the case may be, will be responsible for any tax consequences resulting therefrom.

12.	PROHIBITION OF ASSIGNMENT OF INTEREST

12.1 All rights of participation in the Plan are personal and, to the extent permitted by law, the property administered pursuant to the Plan shall be exempt from attachment, execution, garnishment, registration, or other seizure under any legal, equitable or other process for the debts of any Participant.

12.2 Any right or any interest that any Participant may have in or pursuant to the Plan may not be transferred, encumbered, or otherwise disposed of by any Participant in whole or in part except as permitted by the Plan. Any breach of this Subsection 12.2 by a Participant shall result in immediate termination of his or her participation in the Plan, and in such case the value of the Participant’s Personal Account shall be distributed to him or her in accordance with the provisions of Section 11.

13.	TAXES

13.1 Each Participant shall be responsible for paying all income and other taxes applicable to Employer Contributions and to transactions involving the Shares held by the Administrative Agent on his or her behalf, including, without limitation, any taxes payable on:

(a)	Employer Contributions made for the benefit of the Participant;

(b)	the transfer of Shares to the Participant or a person designated by the Participant, including transfers from a Personal Account;

(c)	the sale or other disposition of the Shares (including pursuant to elections under Subsections 10.2); and

(d)	dividends (whether cash or otherwise) or other distributions paid on the Shares.

13.2 The Administrative Agent is authorized to deduct, or cause to be deducted, from any amounts payable to a Participant any amounts which are required to be withheld on account of taxes, and the Administrative Agent, ViaWest and/or the Employer, as the case may be, shall remit all amounts so deducted in accordance with applicable tax laws. In the event that Shares must be sold in order for the Administrative Agent, ViaWest and/or the Employer, as the case may be, to satisfy any tax withholding obligations, Shares having a fair market value equal to the tax withholding obligation shall be sold from the Participant’s Personal Account in accordance with procedures established by ViaWest and the proceeds used to satisfy such tax withholding obligations.

13.3 Following the end of each calendar year, the Administrative Agent shall provide each Participant with tax reporting forms as required in respect of dividend and other investment income earned during such calendar year by such Participant pursuant to the Plan.

13.4 Personal Contributions and Employer Contributions deposited directly to a Participant’s Personal Account will be subject to income tax withholding under applicable law, and will be reported as taxable income by the Employer.

14.	VESTING

All funds and Shares acquired with the Personal Contributions of a Participant and Employer Contributions made for the benefit of such Participant shall be held on behalf of individual Participants in their respective Personal Accounts. All such funds and Shares held in the Personal Account of a Participant shall at all times be fully vested in such Participant and such Participant shall be the beneficial owner of such funds and Shares.

15.	OFFER FOR SHARES

In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Administrative Agent or, on direction by the Administrative Agent, the transfer agent for the Shares to each Participant to enable a Participant to tender his or her Shares.

16.	SUBDIVISION, CONSOLIDATION, CONVERSION OR RECLASSIFICATION

In the event the Shares are subdivided, consolidated, converted or reclassified by Shaw, or any action of a similar nature affecting such Shares is taken by Shaw, then the Shares held by the Administrative Agent for the benefit of the Participants shall be appropriately adjusted, in the discretion of the ViaWest Board.

17.	AMENDMENT OR TERMINATION OF THE PLAN

17.1 The ViaWest Board or any committee of the ViaWest Board designated by the ViaWest Board may at any time and from time to time amend or terminate the Plan in whole or in part. However, the ViaWest Board or any such committee of the ViaWest Board may not amend or terminate the Plan in a manner which would deprive a Participant of any funds or Shares under the Plan that have accrued and vested as of the date of amendment or termination or which would cause or permit any Shares or cash held pursuant to the Plan or any Personal Contributions or Employer Contributions to revert to or become the property of ViaWest.

17.2 If the Plan is terminated, all Shares and cash belonging to a Participant as shown in the Participant’s Personal Account shall be paid to the Participant or as directed by the Participant within 90 days of the termination of the Plan in accordance with the provisions of Section 11.

18.	ADMINISTRATION

18.1 The ViaWest Board or any committee of the ViaWest Board designated by the ViaWest Board, if applicable, shall have full power and authority to construe, interpret and administer the Plan, including the power to appoint any person or persons to carry out its provisions in conformity with the objectives of the Plan and under such rules as ViaWest may from time to time establish. Decisions of ViaWest shall be final and binding upon the Employees and the Participants. ViaWest, upon the advice of the Vice President, Human Resources of ViaWest, may from time to time waive compliance with any term hereof in respect of any particular Employee/Participant and such waiver shall be deemed to be a waiver approved by the ViaWest Board.

18.2 ViaWest has entered into a services agreement with the Administrative Agent initially appointed as administrative agent to administer the Plan and keep the records for the Plan.

18.3 ViaWest may from time to time enter into such further agreements with the Administrative Agent or other parties as it may deem necessary or desirable, in its sole discretion, to carry out and implement the Plan.

18.4 The Administrative Agent may from time to time enter into such further agreements with other parties as it may deem necessary or desirable, in its sole discretion, to carry out its responsibilities pursuant to the Plan.

18.5 ViaWest will, upon request, provide a copy of the Plan to any Participant who requests the same.

18.6 Records of the Administrative Agent, ViaWest and any Employer will be conclusive as to all matters involved in administration of the Plan.

18.7 Except as set out in Subsections 10.2, 11.3 and 13.1 and where proceeds are distributed net of brokerage commissions, sales administration fees and withholding tax, all costs and expenses of administering the Plan, including the compensation of the Administrative Agent, will be paid by ViaWest.

18.8 If the Plan requires a notice to be in a form prescribed by ViaWest, then ViaWest must prescribe the form of the notice and may prescribe the manner in which it is to be given including, without limitation, in an electronic form such as the completion of electronic forms on an Internet website maintained by ViaWest or the Administrative Agent.

18.9 Any notice to a Participant from ViaWest under the Plan to be given in writing may be delivered or sent by email to the email address of the Participant maintained in the internal email system of ViaWest (in which case it is deemed to be given on the first business day following the delivery or transmission) or may be sent by mail (in which case it is deemed to have been received on the fifth business day following the mailing).

18.10 Any notice from a Participant under the Plan which is not required to be in a form prescribed by ViaWest must be given in writing and delivered or sent by registered mail to ViaWest. Such notice is not effective until it is actually received by ViaWest.

18.11 Each Participant is deemed to consent to notice from Shaw of shareholder communications (including notices, proxy circulars and financial and other information) being given by a message that is posted to the notification section of the Participant’s account on the website maintained by the Administrative Agent if the message gives clear instructions as to where electronic copies of such shareholder communications may be accessed.

19.	REPORTING

On a real-time basis, the Administrative Agent shall furnish to each Participant access on a web-based application to a statement of his or her Personal Account.

20.	LIMITATION OF RIGHTS OF THE EMPLOYEE

20.1 The Plan is a voluntary program on the part of ViaWest and does not constitute an inducement to or condition of the employment of any Employee. Nothing contained in the Plan shall give any Employee, whether a Participant or not, the right to be retained in the service of any Employer or shall interfere with the right of an Employer to discharge any Employee, whether a Participant or not, at any time. Enrollment in the Plan will not give any Participant or executor, administrator or beneficiary of a Participant any right or claim to any benefit except to the extent provided for in the Plan.

20.2 There is no guarantee under the Plan against loss. The value of the Shares may fluctuate with the trading price of the Shares on the applicable stock exchange. In seeking the benefits of participation in the Plan, a Participant accepts the risk of a decline in the market price of the Shares. Participation in the Plan is voluntary and none of ViaWest, the Employers, the Administrative Agent or any of their directors, officers or employees shall be liable to any Participant for any loss resulting from a decline in the market value of any Shares, or for any change in the market price of the Shares between the time an Employee authorizes the purchase or sale of Shares and the time such purchase or sale takes place.

21.	ADMINISTRATIVE AGENT

In the event of the resignation of the Administrative Agent, its successor may be appointed by ViaWest in its sole discretion. Any successor Administrative Agent shall be vested with all the powers, rights, duties and immunities of the Administrative Agent hereunder to the same extent as if originally named as the Administrative Agent.

22.	APPLICABLE LAWS

The Plan shall be construed and the rights and obligations of the parties under the Plan shall be determined in accordance with the laws of the State of Colorado and the federal laws applicable therein.